                                                                      EXHIBIT 99

               [LOGO OF PEAK INTERNATIONAL LIMITED APPEARS HERE]
                           PEAK INTERNATIONAL LIMITED
                               44091 Nobel Drive
                                 P.O. Box 1767
                               Fremont, CA 94538

                (Incorporated in Bermuda with limited liability)

                                                                 August 14, 2000

Dear Shareholder:

   You are cordially invited to attend the Annual General Meeting of Peak International Limited (the "Company") to be held on Wednesday, September 13, 2000, at10:00 a.m. E.S.T., at The Waldorf Astoria, 301 Park Avenue, New York, NY 10022-6897.

   Details of the business to be transacted at the meeting can be found in the accompanying Notice of Annual General Meeting and Proxy Statement. The Annual Report for the financial year ended March 31, 2000 on Form 20-F is also enclosed.

   A Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her place. A proxy need not be a Shareholder of the Company. We hope you are planning to attend the meeting personally and we look forward to meeting you. However, the vote of each Shareholder is of utmost importance and we kindly request that you complete, date and sign your proxy card and return it to us promptly in the enclosed envelope, whether or not you currently plan to attend the meeting. Completing and returning the enclosed form of proxy will not preclude you from attending and voting in person at the meeting. You may revoke your proxy at any time before it is voted by giving written notice to the undersigned, by filing a properly executed proxy bearing a later date, or by voting in person at the meeting.

   On behalf of the Board of Directors and the management of Peak International Limited, I would like to extend our appreciation for your continued support.

                                          /s/ Calvin Reed
                                          ---------------------------------
                                          Calvin Reed
                                          President and Chief Executive
                                           Officer

               [LOGO OF PEAK INTERNATIONAL LIMITED APPEARS HERE]
                           PEAK INTERNATIONAL LIMITED
                               44091 Nobel Drive
                                 P.O. Box 1767
                               Fremont, CA 94538

                (Incorporated in Bermuda with limited liability)

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

   NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Peak International Limited (the "Company") will be held at The Waldorf Astoria, 301 Park Avenue, New York, NY 10022-6897, on Wednesday, September 13, 2000, at 10:00 a.m. E.S.T. for the following purposes:

     1. To elect two directors for a designated term of three (3) years;

     2. To authorize the Board of Directors to fix the remuneration of the directors of the Company;

     3. To receive the financial statements and the reports of the directors and the independent auditors of the Company for the financial year ended March 31, 2000;

     4. To ratify the selection by the Audit Committee of the Board of Directors of Deloitte Touche Tohmatsu as independent auditors for the Company for the financial year ending March 31, 2001;

     5. To authorize the Board of Directors to fix the remuneration of the independent auditors for the financial year ending March 31, 2001;

     6. To approve the 2000 Employee Stock Purchase Plan;

     7. To increase the number of Shares with respect to which awards may be granted under the 1998 Share Option Plan;

     8. To ratify the acts of the directors and officers of the Company; and

     9. To transact any other business that may properly be brought before the meeting or any adjournment or postponement thereof.

   The Shareholders on the Register of Members at the close of business on August 4, 2000 are entitled to notice of, and to vote at, the Annual General Meeting and all adjournments thereof. Shareholders who have purchased Shares since that date should obtain a proxy from the person from whom they bought their Shares. To be valid, a form of proxy for the meeting, together with the power of attorney or other authority (if any) under which it is signed (or a certified copy thereof) must be deposited with Chase Mellon Shareholder Services, Proxy Processing, Church Street Station, P.O. Box 7675, New York, NY 10277-1675 before 10:00 a.m. E.S.T. on September 11, 2000.

                                          By Order of the Board of Directors,

                                          /s/ Jack Menache
                                          -----------------------------
                                          Jack Menache
                                          Secretary

August 14, 2000

 YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWNED ON THE RECORD
 DATE.

 PLEASE COMPLETE, SIGN, DATE, AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

               [LOGO OF PEAK INTERNATIONAL LIMITED APPEARS HERE]
                           PEAK INTERNATIONAL LIMITED

                                PROXY STATEMENT

                         ANNUAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER 13, 2000

   The enclosed proxy accompanying this Proxy Statement is solicited by and on behalf of the Board of Directors of Peak International Limited (the "Company") for use at the 2000 Annual General Meeting of Shareholders to be held on September 13, 2000 at 10:00 a.m. E.S.T. at The Waldorf Astoria, 301 Park Avenue, New York, NY 10022-6897, or any adjournment thereof. This Proxy Statement and accompanying form of proxy were first mailed on or about August 14, 2000 to shareholders of record (the "Shareholders" or, individually, "Shareholder") as of August 4, 2000 (the "Record Date"). Pursuant to Bye-law 45 of the Company's Bye-laws, the board of directors has set August 4, 2000 (5 p.m. E.S.T.) as the Record Date for the meeting. Only Shareholders whose names and addresses appear in the Register of Members on that date will be entitled to receive notice of and attend and vote at the meeting.

   The only outstanding class of voting securities of the Company is its common stock, par value $0.01 per share (the "Shares"). There were 13,763,059 Shares outstanding as of the close of business on August 4, 2000. On a show of hands, every Shareholder present in person or by proxy shall be entitled to one vote and on a poll, every Shareholder present or by proxy shall be entitled to one vote per fully paid share. The resolutions below shall be decided on a show of hands unless a poll is demanded.

   A Shareholder who gives a proxy may revoke it at any time prior to its exercise by filing with the President of the Company a written revocation or a duly executed proxy bearing a later date. The proxy may also be revoked if the Shareholder attends the meeting and elects to vote in person. Proxies that are signed but unmarked will be voted as recommended by the Board of Directors. A Shareholder who is the holder of two or more Shares may appoint more than one proxy to represent him/her and vote on his/her behalf at the meeting.

   Two (2) Shareholders entitled to vote and present in person or by proxy representing not less than one-third in nominal value of the total issued voting Shares in the Company will constitute a quorum for the transaction of business at the meeting. The resolutions must be passed by a simple majority of votes cast by Shareholders attending and voting (in person or by proxy) at the meeting. Abstentions and broker "non-votes" are counted for purposes of establishing a quorum. A broker "non-vote" occurs when a nominee (such as a broker) holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner. Abstentions and broker "non-votes" will not affect the voting results, although they will have the practical effect of reducing the number of affirmative votes required to achieve a majority by reducing the total number of shares from which the majority is calculated.

   The Company will pay all expenses in connection with this Proxy Statement.

Audited Financial Statements

   Under the Company's Bye-laws and Bermuda law, audited financial statements must be presented to Shareholders at an annual general meeting of Shareholders. To fulfill this requirement, we will present at the annual meeting audited consolidated financial statements for the financial year ended March 31, 2000. Copies of those financial statements are included in our Annual Report on Form 20-F, which is being mailed to Shareholders together with this Proxy Statement. Representatives of Deloitte Touche Tohmatsu are not expected to be present at the meeting.

PROPOSAL NO. 1--Election of Directors

   The Company's Board of Directors currently has five (5) members. At each annual general meeting, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) must retire from office by rotation. The Chairman of the Board is not, while holding such office, subject to retirement by rotation or taken into account in determining the number of directors to retire each year. A retiring director is eligible for re-election. The directors to retire by rotation include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors to retire are those subject to retirement by rotation who have been longest in office since their last re-election or appointment. As between persons who became or were last re-elected directors on the same day, those to retire will (unless they otherwise agree among themselves) be determined by lot.

   The Board of Directors has nominated and recommends the election of Ms. Christine Russell and Mr. Douglas Broyles, who are being re-nominated for election to another term as directors. Ms. Russell's and Mr. Broyles' ages, business background and tenure as directors of the Company are set forth under "Directors and Executive Officers" below. They will be elected to serve until the annual general meeting of Shareholders in 2003 and until their respective successors are elected and qualified. If, at the time of the meeting, either of them should be unable to or decline to serve, the discretionary authority provided in the proxy will be exercised to vote for a substitute chosen by the Board. Ms. Russell and Mr. Broyles have consented to serve, if elected, and the Company has no reason to believe that any substitute nominees will be required.

   Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the Shareholders entitled to vote thereon.

   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE RE-ELECTION OF MS. RUSSELL AND MR. BROYLES AS DIRECTORS.

PROPOSAL NO. 2--Remuneration of Directors

   The Board of Directors also seeks Shareholder approval to authorize the Board of Directors to fix the remuneration for the directors with respect to their service to the Company as directors.

   Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the Shareholders entitled to vote thereon.

   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE REMUNERATION FOR THE DIRECTORS.

PROPOSAL NO. 3--Financial Statements for Fiscal 2000

   The Board of Directors requests the Shareholders to receive the financial statements and the reports of the directors and the independent auditors of the Company for the financial year ended March 31, 2000.

   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO RECEIVE THE FINANCIAL STATEMENTS AND REPORTS OF THE DIRECTORS AND INDEPENDENT AUDITORS OF THE COMPANY.

PROPOSAL No. 4--Ratification of Selection of Independent Auditors

   Subject to ratification by the Shareholders, the Board of Directors has selected member firms of Deloitte Touche Tohmatsu as independent auditors for the Company for the financial year ending March 31, 2001. The Company has been advised by such firm that they are independent auditors with respect to the Company, within the meaning of the Securities Act administered by the Securities and Exchange Commission and the requirements of the Independence Standards Board. Deloitte Touche Tohmatsu were the independent auditors for the Company for the financial year ended March 31, 2000 and have served as the Company's independent auditors since February 28, 1997.

   Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the Shareholders entitled to vote thereon.

   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO RATIFY THE SELECTION OF MEMBER FIRMS OF DELOITTE TOUCHE TOHMATSU AS THE COMPANY'S INDEPENDENT AUDITORS.

PROPOSAL NO. 5--Remuneration of Auditors

   The Board of Directors also seeks Shareholder approval to authorize the Board of Directors to fix the remuneration for Deloitte Touche Tomatsu with respect to their service to the Company for the financial year ending March 31, 2001.

   Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the Shareholders entitled to vote thereon.

   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE REMUNERATION FOR THE COMPANY'S INDEPENDENT AUDITORS FOR FISCAL 2001.

PROPOSAL NO. 6--2000 Employee Stock Purchase Plan

   On August 1, 2000, the Board of Directors approved the 2000 Employee Stock Purchase Plan (the "Plan"), subject to Shareholder approval. The Board of Directors is asking Shareholders to approve the Plan. Below is a summary of certain important features of the Plan. This summary is qualified in its entirety by reference to the full text of the Plan in Annex A.

Shares Subject to and Administration of the Plan

   The total number of Shares which may be issued under the Plan is 200,000 Shares, which may consist, in whole or in part, of unissued Shares, treasury Shares or Shares purchased on the open market. The Plan shall be administered by the Compensation and Stock Option Committee, which shall be authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. Subject to applicable law, the Compensation and Stock Option Committee shall be permitted to delegate its duties and powers under the Plan to designated individuals.

Offering Periods

   Offering periods shall be three months long and shall commence on a quarterly basis. The first offering period under the Plan is to commence on January 1, 2001 and end on March 31, 2001. The final offering period is to commence on September 1, 2010 and end on December 31, 2010. The Compensation and Stock Option Committee may, however, change the duration of any offering period.

Eligibility

   Any individual who is an employee of the Company or of a participating subsidiary or of its parent is eligible to participate in the Plan, except those employees: (i) whose customary employment is twenty

(20) hours or less per week; (ii) whose customary employment is for not more than five (5) months in any calendar year; (iii) who, if granted an option would immediately thereafter own Shares possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the employer corporation or of its parent or Subsidiary; and (iv) who have been employed less than three months.

Participation in the Plan

   The Compensation and Stock Option Committee shall set forth procedures pursuant to which participants may elect to participate in a given offering period under the Plan. Once a participant elects to participate in an offering period, such employee shall automatically participate in all subsequent offering periods, unless the employee makes a new election or withdraws from an offering period or from the Plan.

Grant of Option on Enrollment

   Each participant who elects to participate in a given offering period shall be granted an option to purchase a number of Shares equal to the lesser of: (i) the maximum number of Shares that a participant may purchase on any given purchase date as determined by the Compensation and Stock Option Committee, or
(ii) the number determined by dividing the amount accumulated in such employee's payroll deduction account during such offering period by the purchase price. The purchase price at which a Share will be sold for a given offering period shall be eighty-five percent (85%) of the lesser of the fair market value of a Share on the offering date; or the fair market value of a Share on the purchase date.

Payment of Purchase Price; Changes in Payroll Deductions; Issuance of Shares

   Subject to certain limitations, payroll deductions shall be made on each day that participants are paid during an offering period with respect to all participants who elect to participate in such offering period. The deductions shall be made as a percentage of the participant's compensation in one percent (1%) increments, from one percent (1%) to twenty percent (20%) of such participant's compensation, as elected by the participant; provided, however, that no participant shall be permitted to purchase Shares under the Plan with an aggregate fair market value in excess of $25,000 for any one calendar year. For a given offering period, payroll deductions shall commence on the offering date and end on the related purchase date, unless sooner altered or terminated as provided in the Plan.

   A participant shall not change the rate of payroll deductions once an offering period has commenced. The Compensation and Stock Option Committee shall specify procedures by which a participant may increase or decrease the rate of payroll deductions for subsequent offering periods.

   All payroll deductions made with respect to a participant shall be credited to his or her payroll deduction account under the Plan and shall be deposited with the general funds of the Company, and no interest shall accrue on the amounts credited to such payroll deduction accounts. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions. A participant may not make any separate cash payment into his or her payroll deduction account, and payment for Shares purchased under the Plan may not be made in any form other than by payroll deduction.

   On each purchase date, the Company shall exercise all options granted hereunder by applying all funds then in the participant's payroll deduction account to purchase Shares (in whole and/or fractional Shares, as the case may be) pursuant to the option granted on the offering date. In the event that the number of Shares to be purchased by all participants in one offering period exceeds the number of Shares then available for issuance under the Plan, the Company shall make a pro rata allocation of the remaining Shares in as uniform a manner as shall be practicable and as the Compensation and Stock Option Committee shall determine to be equitable and all funds not used to purchase Shares on the purchase date shall be returned, without interest, to the participant.

   As soon as practicable following the end of each offering period, the number of Shares purchased by each participant shall be deposited into an account established in the participant's name with a stock brokerage or other financial services firm designated by the Compensation and Stock Option Committee. Unless otherwise permitted by the Compensation and Stock Option Committee, dividends that are declared on the Shares held in such account shall be reinvested in whole or fractional Shares.

   The applicable holding period for U.S. residents is currently set forth in the Internal Revenue Code of 1986, as amended (the "Code") as two years after the date of the option grant and one year after the receipt of Shares into the designated brokerage account. Non-U.S. residents may not be subject to the Internal Revenue Code, but are subject to any applicable local laws, rules, or regulations. Once the applicable holding period has been satisfied with respect to a participant's Shares, the participant may: (i) transfer his or her Shares to another brokerage account of his or her choosing or (ii) request in writing that a stock certificate be issued to him or her with respect to the whole Shares in his or her designated brokerage account and that any fractional Shares remaining in such account be paid in cash to him or her. The Compensation and Stock Option Committee may require that the participant bear the cost of transferring such Shares or issuing certificates for such Shares. The participant shall have no interest or voting right in the Shares covered by his or her option until the participant's Shares shall have been deposited in the participant's account with the designated brokerage firm.

Withdrawal

   Each Participant may withdraw from an offering period or from the Plan under certain terms and conditions. Upon a participant's withdrawal from an offering period or from the Plan, all accumulated payroll deductions in the payroll deduction account shall be returned, without interest, to such participant, and he or she shall not be entitled to any Shares on the purchase date or thereafter with respect to the offering period in effect at the time of such withdrawal. Such participant shall be permitted to participate in subsequent offering periods pursuant to such terms and conditions established by the Compensation Committee.

Termination of Employment

   A participant shall cease to participate in the Plan upon his or her termination of employment for any reason (including, but not limited to, retirement, death or disability). In such event, all payroll deductions credited to the participant's payroll deduction account shall be returned, without interest, to such participant or to his or her designated beneficiary, as the case may be, and such participant or beneficiary shall have no future rights in any unexercised options under the Plan.

Adjustments Upon Certain Events

   In the event of any change in the outstanding Shares by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of Shares or other corporate exchange, or any distribution to Shareholders of Shares other than regular cash dividends, the Compensation and Stock Option Committee in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable, as to the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan, the purchase price and/or any other affected terms of such options. In the event of a change in control, the Compensation and Stock Option Committee in its sole discretion and without liability to any person may take such actions, if any, as it deems necessary or desirable with respect to any option as of the date of the consummation of the change in control.

Nontransferability

   No options granted under the Plan shall be transferable or assignable by the participant otherwise than by will or by the laws of descent and distribution, and options shall only be exercisable, during the participant's lifetime, by the participant.

No Right to Employment

   The granting of an option under the Plan shall impose no obligation on the Company or any subsidiary to continue the employment of a participant and shall not lessen or affect the Company's or any subsidiary's right to terminate the employment of such participant.

Section 423 of the Code

   The Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code, or any successor section thereto. Accordingly, all participants shall have the same rights and privileges under the Plan, subject to any permitted exceptions.

Amendment or Termination of the Plan

   If approved by the Shareholders, the Plan shall continue until the earliest to occur of: (i) termination of the Plan by the Board of Directors, (ii) issuance of all of the Shares reserved for issuance under the Plan and
(iii) December 31, 2010. The Board of Directors may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which:
(i) without the approval of the Shareholders of the Company, would increase the total number of Shares reserved for the purposes of the Plan (except as described under "Adjustments Upon Certain Events" above), or (ii) without the consent of a participant, would impair any of the rights or obligations under any option theretofore granted to such participant under the Plan; provided, however, that the Compensation and Stock Option Committee may amend the Plan as necessary to permit the granting of options meeting the requirements of the Code or other applicable laws.

Tax Withholding

   A participant's employer may withhold from such participant such withholding taxes as may be required by federal, state, local or other law, or to otherwise require the participant to pay such withholding taxes. Unless the Compensation and Stock Option Committee specifies otherwise, a participant may elect to pay a portion or all of such withholding taxes by delivery of Shares or having Shares withheld by the Company from the Shares otherwise to be received. The Shares so delivered or withheld shall have an aggregate fair market value equal to the amount of such withholding taxes.

Effectiveness of the Plan

   If approved by the Shareholders, the Plan shall be effective as of the date it was first approved by the Board of Directors.

   Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the Shareholders entitled to vote thereon.

   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE 2000 EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL NO. 7--Amendments to the 1998 Share Option Plan

   The Company seeks Shareholder approval to amend Section 4 of the 1998 Share Option Plan (the "1998 Plan") to increase the number of Shares with respect to which awards may be granted under the plan from 2,200,000 Shares to 2,700,000 Shares.

   Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the Shareholders entitled to vote thereon.

   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THIS PROPOSAL TO INCREASE THE SHARES AUTHORIZED UNDER THE 1998 PLAN.

                             PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information with respect to the beneficial ownership of the Shares as of August 4, 2000, for (i) each person known by the Company to beneficially own more than 5% of the Shares, (ii) each of the Company's directors, (iii) the Company's Chief Executive Officer, (iv) each of the Company's four other most highly compensated executive officers for the financial year ended March 31, 2000, and (v) all current directors and executive officers as a group. Amounts appearing in the table below include all Shares outstanding as of August 4, 2000 and all Shares issuable upon the exercise of options or warrants within 60 days of August 4, 2000. Unless otherwise noted, the address of each of the Shareholders named below is the Company's principal executive office.

                                           Number of                Percentage
Name of Beneficial Owner                    Shares                   of Class
------------------------                   ---------                ----------
Luckygold 18A Ltd.(/1/)................... 7,888,038(/2/)(/3/)(/4/)   55.28%
Fidelity Management & Research............ 1,750,000                  12.26%
Wellington Management Company LLP......... 1,211,000                   8.48%
L-R Managers.............................. 1,205,000                   8.44%
Rockefeller & Company..................... 1,043,000                   7.31%
Mr. T.L. Li (/1/).........................         0                      0%
Mr. Douglas Broyles.......................         0                      0%
Ms. Christine Russell.....................         0                      0%
Mr. William Snyder........................         0                      0%
Mr. Calvin Reed...........................   186,464                   1.31%
Mr. Jerry Mo..............................   246,985                   1.73%
Mr. Jack Menache..........................    50,587                   0.35%
Mr. Larry Worth...........................     5,276                   0.04%
Mr. Bill Sweetman.........................    17,212                   0.12%
All directors and executive officers as a
 group (9 persons)........................ 8,394,562                  58.83%

--------
(1) Mr. T.L. Li is the sole Shareholder of Luckygold.

(2) Includes 5,300,000 Shares pledged to Peak TrENDS Trust, and held by a collateral agent, pursuant to a Collateral Agreement, dated as of June 3, 1998, among Luckygold, the Bank of New York, as collateral agent, and Peak TrENDS Trust. Pursuant to the Collateral Agreement, Luckygold retains voting control of the pledged Shares so long as no default exists under that agreement. In the event of a default, voting control of these Shares would shift to the Peak TrENDS Trust.

(3) Includes Shares held by Mr. T.L. Li through Luckygold. On December 18, 1998, Mr. Richard Brook, our former CEO, filed a complaint against Mr. Li and Luckygold in the District Court of Travis County, Texas, No. 9814103, asserting breach of contract against Mr. Li and seeking a constructive trust over 692,536 Shares held by Luckygold. The Company is not named as a party to this action and we do not believe that this complaint will have any material effect on the Company or its operations.

(4) On May 15, 2001, the Peak TrENDS Trust will dissolve, and, subject to a cash settlement provision, the 5,300,000 Shares pledged to the Peak TrENDS Trust will be distributed to the holders of the Trust's securities. We expect that as a result, Luckygold will no longer hold a sole majority interest in our Shares.

                        DIRECTORS AND EXECUTIVE OFFICERS

   The following table sets forth information with respect to the directors and executive officers of the Company.

 Name                    Age                      Position
 ----                    ---                      --------
 Mr. T.L. Li............  48 Director, Chairman of the Board
 Mr. Calvin Reed........  57 Director, President and Chief Executive Officer
                             and Deputy Chairman
 Mr. Jack Menache.......  57 Vice President of Administration, Secretary and
                             General Counsel
 Mr. Jerry Mo...........  41 Chief Financial Officer and Controller
 Mr. C.Y. Ng............  42 Vice President, General Manager of PRC Operations
                             of Peak Plastic & Metal Products (International)
                             Limited
 Mr. Danny Tong.........  32 Vice President of Sales & Marketing of Peak
                             Plastic & Metal Products (International) Limited
 Mr. John Pylant........  65 Vice President of Engineering of Peak
                             International, Inc.
 Mr. Melvern Slates.....  60 Vice President of Manufacturing of Peak
                             International, Inc.
 Mr. Larry Worth........  62 Vice President of Marketing and Operations of Peak
                             International, Inc.
 Mr. Douglas Broyles....  58 Director
 Ms. Christine Russell..  50 Director
 Mr. William Snyder.....  56 Director

   Mr. T.L. Li has served as our Chairman since 1990 and, through his ownership of all of the outstanding shares of Luckygold, controls the majority of our outstanding Shares. From 1990 to August 1998, Mr. Li also served as our Chief Executive Officer. Mr. Li holds a Bachelor of Science degree in chemical engineering from the University of Wisconsin--Madison and has over 20 years of experience in the semiconductor industry. Mr. Li is the major shareholder of, and since 1981 has served as the Chairman of the Board of Directors of, QPL Holdings, a company whose shares are listed on The Stock Exchange of Hong Kong Limited ("The Hong Kong Stock Exchange"). Until May of 1999, Mr. Li also owned 100% of EEMS, a memory IC assembly and test business based in Italy. See "Certain Transactions." Since 1988, Mr. Li has been a director of ASAT Holdings Limited, a Nasdaq company. Mr. Li is the brother-in-law of Mr. Jerry Mo.

   Mr. Calvin Reed has served as our President and Chief Executive Officer and as a member of our Board of Directors since April 1999. Mr. Reed has over thirty years of experience in the electronics and technology sectors. From 1993 to 1998 Mr. Reed served as the Chairman, President, and Chief Executive Officer of Valance Technology, Inc., a Nasdaq company. Mr. Reed was retired prior to joining Peak.

   Mr. Jack Menache has served as our Vice President of Administration, Secretary and General Counsel since July 1999. He served as a member of our Board of Directors from May 1999 until July 1999. Mr. Menache holds an LLB degree from George Washington University Law School, and a Bachelor of Arts degree from the University of the Americas. He is admitted to the Bars of Washington, D.C., and the States of Texas and California. From September 1989 until July 1999, he served as Vice President, General Counsel and Secretary for Integrated Device Technology, Inc., an international manufacturer of semiconductors

   Mr. Jerry Mo has served as our Chief Financial Officer and Controller since 1996. He holds a Bachelor of Science degree in accounting and data processing from Leeds University in the United Kingdom. He is a fellow member of the Institute of Chartered Accountants in England and Wales and an associated member of the Institute of Chartered Accountants in Australia and the Hong Kong Society of Accountants. Prior to joining us, Mr. Mo worked as the Financial Controller for the Group Administration Division of Pacific Dunlop Ltd., a major industrial conglomerate in Australia, from 1992 to 1996. Mr. Mo is the brother-in-law of Mr. T.L. Li.

   Mr. C. Y. Ng has served as Vice President, General Manager of PRC Operations of our subsidiary, Peak Plastic & Metal Products (International) Limited, since May of 1999. Mr. Ng holds a Bachelor of Science Degree in Electronics Engineering from the Chinese University of Hong Kong. Mr. Ng is also a senior member of the Society of Manufacturing Engineers. Prior to joining us, Mr. Ng was the PRC plant manager for Honey Technology Ltd. from May 1994 to May 1999.

   Mr. Danny Y.T. Tong has served as Vice President of Sales and Marketing of our subsidiary, Peak Plastic & Metal Products (International) Limited and has been responsible for the Company's sales and operations in Asia and Europe since May 1999 and in North America since May 2000. Before taking this position, he was the Vice President responsible for the Northern Asia sales of the Company from 1995. He holds a Bachelor of Applied Science degree in mechanical engineering from the University of Toronto. Mr. Tong joined the Company in 1991.

   Mr. Melvern Slates has served as Vice President of Manufacturing of our subsidiary, Peak International, Inc. since January 2000. From May 1999 to January 2000 he served as a consultant to our company. Mr. Slates holds an Associate of Science Electrical Engineering degree from the Oregon Institute of Technology and has over thirty years experience in the manufacturing field. He served as the General Manager of Valence Technology in Northern Ireland from March 1994 to August 1998.

   Mr. John Pylant has served as Vice President of Engineering of our subsidiary, Peak International, Inc. since November 1999. Mr. Pylant has over thirty years experience in manufacturing of plastic and machinery parts. Before joining us, he served as the President and Chief Executive Officer of CHS Group Inc., a manufacturer of disk drive hardware in Los Angeles and Taiwan, from 1991 to November 1999.

   Mr. Larry Worth has served as the Vice President of Marketing and Operations of our subsidiary, Peak International, Inc. since April of 1999. Mr. Worth holds a Bachelor of Arts degree in Business and Management from the University of California, Foothill college and the college of San Mateo. Prior to joining us, Mr. Worth was the North America Sales Manager for the Electronic Products division of Siemens from December of 1998 to April of 1999. Before Siemens, Mr. Worth spent 15 years as the President of Worth Associates, a manufacturers' representative for semiconductor assembly materials and services.

   Mr. Douglas Broyles has served as a member of our Board of Directors since May 1999. He holds patents for image scanning, printing and microprocessor control techniques. He currently serves as President and Chief Executive Officer of Avalon Data, which positions he has held since 1996. Prior to that, he was a partner for ten years with Glenwood Management, a venture capital firm based in Menlo Park, California.

   Ms. Christine Russell has served as a member of our Board of Directors since March 2000. She is a graduate of the University of Santa Clara and has an MBA in Finance. Ms. Russell is the Vice President and Chief Financial Officer of San Mateo, California-based Persistence Software, a company addressing the Internet infrastructure and enterprise application development markets, where she has served since 1997. From 1995 to 1997, Mrs. Russell served as Vice President of Cygnus Solutions of Sunnyvale, CA, an emerging software company.

   Mr. William Snyder has served as a member of our Board of Directors since July 1999. Mr. Snyder served as Chief Financial Officer of Etec Systems, Inc., a multinational capital equipment manufacturer, from August 1997 to March 2000 when Etec was acquired by Applied Materials, Inc. Prior to that, Mr. Snyder served as Chief Financial Officer of Integrated Device Technology, Inc. from 1990 to July of 1997. Mr. Snyder has an M.B.A. from the University of Arizona.

                             EXECUTIVE COMPENSATION

   The following Summary Compensation Table sets forth, for fiscal 1998, 1999 and 2000 certain information with respect to the compensation of the Company's President and Chief Executive Officer and the three other most highly compensated executive officers who served in such capacities for the financial year ended March 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                 Annual Compensation         Long Term Compensation
                              -------------------------- -------------------------------
                                                                 Awards          Payouts
                                                         ----------------------- -------
                                                                     Securities
                                            Other Annual Restricted  Underlying   LTIP    All Other
   Name and Principal         Salary  Bonus Compensation   Stock    Options/SARs Payouts Compensation
        Position         Year   ($)    ($)      ($)      Awards ($)     (#)        ($)       ($)
   ------------------    ---- ------- ----- ------------ ---------- ------------ ------- ------------
Calvin Reed............. 2000 373,308   --       --          --          --         --          --
 President, CEO          1999      --   --       --          --          --         --          --
                         1998      --   --       --          --          --         --          --

Jerry Mo................ 2000 305,797   --       --          --          --         --     13,098*
 CFO, Controller         1999 305,694   --       --          --          --         --     12,128*
                         1998 274,986   --       --          --          --         --     11,657*

Jack Menache............ 2000 172,571   --       --          --          --         --          --
 VP of Administration,   1999      --   --       --          --          --         --          --
 Secretary, General      1998      --   --       --          --          --         --          --
 Counsel

Larry Worth............. 2000 200,000   --       --          --          --         --          --
 VP of Sales for         1999  53,769   --       --          --          --         --          --
 North America           1998

--------
*This represents the Company's contribution to the employee benefit plan of Jerry Mo who is based in Hong Kong.

                                 STOCK OPTIONS

   Stock options were granted in the financial year ended March 31, 2000 to the following executive officers named on the Summary Compensation Table:

                    Option/SAR Grants In Last Financial Year

                                                                            Potential Realizable
                                                                              Value at Assumed
                          Number of   Percent of Total                      Annual Rates of Share
                          Securities    Options/SARs                         Price Appreciation
                          Underlying     Granted to                            for Option Term
                         Options/SARs   Employees in   Exercise             ---------------------
                           Granted       Year Ended      Price   Expiration 0%    5%       10%
          Name               (#)       March 31, 2000  ($/Share)    Date    ($)   ($)      ($)
          ----           ------------ ---------------- --------- ---------- --- ------- ---------
Calvin Reed.............   150,000          9.25%       3.65625  04/21/2009   0 344,909   874,068
 President, CEO            150,000          9.25%             7  04/21/2009   0       0         0
                           100,000          6.17%            10  04/21/2009   0       0         0
                            42,500          2.62%        8.9375  12/31/2003   0 238,882   605,373

Jerry Mo................   200,000         12.33%       3.65625  04/22/2009   0 459,879 1,165,424
 Controller                 17,000          1.05%        8.9375  12/31/2003   0  95,553   242,149

Jack Menache............    10,000          0.62%         3.875  05/04/2009   0  24,370    61,758
 VP of Administration,     100,000          6.17%         5.875  07/27/2009   0 369,476   936,324
 Secretary, General         17,000          1.05%        8.9375  12/31/2003   0  95,553   242,149
 Counsel

Larry Worth.............     4,000          0.25%       3.65625  04/22/2009   0   9,198    23,308
 VP of Sales for North      15,300          0.94%        8.9375  12/31/2003   0  85,997   217,934
  America

             Aggregated Option/SAR Exercises in Last Financial Year
                    And Financial Year-End Option/SAR Values

                                                Number of Securities
                                               Underlying Unexercised     Value of Unexercised
                           Shares             Options/SARs at Financial In-the-Money Options/SARs
                         Acquired on  Value         Year-End (#)        at Financial Year-End ($)
                          Exercise   Realized ------------------------- -------------------------
Name                         (#)       ($)    Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
Calvin Reed.............       0         0      103,542      338,958       344,336    1,059,570
 President, CEO
Jerry Mo................       0         0      221,350       20,619     1,245,078       14,609
 CFO, Controller
Jack Menache............       0         0       28,083       98,917       127,992      347,945
 VP of Administration,
 Secretary, General
 Counsel
Larry Worth.............       0         0        5,276       14,024        26,071       13,148
 VP of Sales for North
  America

Information About the Board of Directors and Committees of The Board

   The Board of Directors held four regular meetings, one special meeting, and acted by written consent nine times during the last financial year. The Board has two committees: the Compensation and Stock Option Committee and the Audit Committee. The Compensation and Stock Option Committee did not meet during the financial year ended March 31, 2000 but acted by written consent twice. The Audit Committee met three times. Each director has attended at least 75% of the aggregate of all Board meetings and meetings of the committees of which he or she is a member. Each director of the Company who is not an employee of the Company or its affiliates receives an annual fee of $15,000 plus a fee of $1,000 for each Board meeting attended and $500 for each committee meeting attended. In addition, each such director is awarded an annual vested option to purchase 10,000 Shares at a purchase price determined on the date of grant in accordance with the terms of the 1998 Plan. The chairpersons of the Compensation and Stock Option Committee and Audit Committee are granted an additional 2,000 Share options. Chairman T.L. Li and directors who are also employees of the Company or its affiliates receive no remuneration for serving as directors.

   The Board of Directors formed the Compensation Committee and the Audit Committee in February 1997. The role of the Compensation Committee is to make recommendations to the Board of Directors relating to salaries and other compensation for the Company's directors, officers and employees and to administer the employee share option and stock purchase plans. The Committee was subsequently renamed as the Compensation and Stock Option Committee and is composed of directors Douglas Broyles and William Snyder.

   The role of the Audit Committee is to review the results and scope of the annual audit and other services provided by the Company's independent auditors, to review and evaluate the Company's internal audit and control functions, and to monitor transactions between the Company and its directors, officers, employees and other related parties. The members of the Audit Committee are independent directors Douglas Broyles, Christine Russell and William Snyder.

Audit Committee Charter

   The Board of Directors has adopted a written charter for the Audit Committee, a copy of which has been included as Appendix B hereto.

Certain Transactions

   Mr. T.L. Li, our Chairman of the Board of Directors, through his beneficial ownership of all of the outstanding shares of Luckygold, is our majority shareholder. Mr. Li owns approximately 40% of the outstanding shares of QPL Holdings, a company incorporated under Bermuda law and listed on The Hong Kong Stock Exchange. QPL Holdings is a holding company of a group of semiconductor companies which includes QPL, QPL (U.S.) Inc. (f.k.a Worltek International Limited) and Talent Focus Industries Limited and formerly included ASAT and Newport Wafer-Fab Limited. This group provides a wide range of outsourcing services, including leadframe manufacturing, IC assembly and testing and silicon wafer fabrication. In the leadframe manufacturing area, QPL Holdings manufactures both etched leadframes through QPL as well as stamped leadframes through Talent Focus Industries Limited, both based in Hong Kong. In the IC assembly and test area, QPL Holdings acquired ASAT in Hong Kong in 1989 and ASAT S.A. in France in 1993, and founded ASAT (U.K.) Ltd. in the United Kingdom in 1993. In July 1999, the QPL group sold ASAT (U.K.) Ltd. to its management team and in October 1999, the QPL group sold 50% of ASAT. QPL (U.S.) Inc., a United States subsidiary of QPL Holdings, acts as sales agent for both QPL and ASAT, and provides IC testing services. In the wafer foundry area, QPL Holdings acquired Newport Wafer-Fab Limited in the United Kingdom through a two-step acquisition in 1992 and 1995. The QPL group sold Newport Wafer-Fab Limited to its management team in August 1999. Up until May 30, 1999, Mr. Li also owned 100% of the outstanding shares of EEMS, which acted as our sales agent in Europe until December 1998. Mr. Li has since sold his entire interest in EEMS.

   A significant portion of our product sales has been made to companies controlled by Mr. T.L. Li, which include QPL and other subsidiaries of QPL Holdings and formerly included ASAT. Our product sales to the subsidiaries of QPL Holdings totaled approximately $6.8 million in the year ended March 31, 2000, which represented approximately 8.2% of our net sales. QPL and ASAT are our customers and may, from time to time, engage in transactions with us that are material to our results of operations.

   In the United States, during the year ended March 31, 1999, we purchased used trays and reels collected by The SemiCycle Foundation, a Texas non-profit corporation which is a publicly supported organization exempt from federal income tax, as part of its recycling program. At the same time, we leased office space and provided certain administrative and accounting services to The SemiCycle Foundation and, in the past advanced loans to such foundation to help meet its cash requirements. In August 1999, we terminated our relationship with the SemiCycle Foundation. For more information, see Note 12 to our Consolidated Financial Statements which are included in our Annual Report on Form 20-F. Mr. Steve R. Dezso, our former Vice President responsible for United States operations, serves as a director of The SemiCycle Foundation.

   We review related party transactions on an ongoing basis and utilize the Audit Committee to review potential conflicts of interest where appropriate. Our policy is to conduct transactions with our affiliates, including the companies in QPL Holdings, on an arms-length basis.

Performance Graph

   The following graph compares the cumulative total return of the Company, the Russell 2000 Index and the Dow Jones Containers and Packaging Industry Group. The total return assumes $100 invested in the Company's Shares, the Russell 2000 Index and the Dow Jones Containers and Packaging Industry Group on June 20, 1997 and includes reinvestment of dividends.

   The comparative performance of the Company's Shares against the indexes as depicted in this graph is dependent on the price of stock at a particular measurement point in time. Since individual stocks are more volatile than broader stock indexes, the perceived comparative performance of the Company's Shares may vary based on the strength or weakness of the Share price at the new measurement point used in each future proxy statement graph. For this reason, the Company does not believe that this graph should be considered as the sole indicator of the Company's performance.

                                    [GRAPH]

                                          Russell 2000             Dow Jones Containers
                        PEAK                 Index                  & Packaging Group
                       ------             ------------             --------------------
       6/20/97         100.00                100.00                       100.00
       12/31/97        173.96                111.90                       102.82
       12/31/98         68.06                109.05                        93.35
       12/31/99         85.42                132.23                        88.08

Compliance with Section 16(a) of the Securities Exchange Act of 1934

   Section 16(a) of the Securities Exchange Act of 1934, as amended, requires directors, officers and persons who own more than 10 percent of a registered class of a U.S. issuer's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of such securities, and to furnish the company with copies of all such reports they file. As a foreign private issuer, Peak International Limited is not subject to these requirements. Nevertheless, the Company intends to comply with Section 16(a) in the future.

Other Matters

   The Board of Directors knows of no other matters to be presented for consideration at the meeting by the Board of Directors or by Shareholders who have requested inclusion of proposals in the Proxy Statement. If any other matter shall properly come before the meeting, the persons named in the accompanying form of proxy intend to vote on such matters in accordance with their judgment.

Shareholder Proposals

   Any Shareholder proposals intended to be presented at the 2001 Annual General Meeting must be received by the Company at its principal executive offices no later than May 13, 2001 in order to be considered for inclusion in the proxy materials.

Where You Can Find More Information

   We file annual and other reports and other information with the Securities and Exchange Commission. You may read and copy any reports or other information we file at the Securities and Exchange Commission's public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Most of our filings are also available to the public from commercial document retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

August 14, 2000

                                                                        Annex A

                        2000 PEAK INTERNATIONAL LIMITED
                         EMPLOYEE STOCK PURCHASE PLAN

1.Purpose of the Plan

   The purpose of the Plan is to give eligible employees of the Company and its Subsidiaries the ability to share in Peak's future success. The Company expects that it will benefit from the added interest which such employees will have in the welfare of the Company as a result of their increased equity interest in the Company's success.

2.Definitions

   The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

      (a) Act: The Securities Exchange Act of 1934, as amended, or any successor thereto.

      (b) Beneficial Owner: As such term is defined in Rule 13d-3 under the Act (or any successor rule thereto).

      (c) Board: The Board of Directors of the Company.

      (d) Change in Control: The occurrence of any of the following events:

      (i) any Person (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company), becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then-outstanding securities;

      (ii) the consummation of any transaction or series of transactions under which the Company is merged or consolidated with any other company, other than a merger or consolidation (A) which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation and (B) after which no Person holds 20% or more of the combined voting power of the then-outstanding securities of the Company or such surviving entity; or

      (iii) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

      (e) Code: The Internal Revenue Code of 1986, as amended, or any successor thereto.

      (f) Committee: The Compensation Committee of the Board.

      (g) Company: Peak International Limited, a Bermuda company.

      (h) Compensation: All remuneration received by a Participant from the Company or from a Participating Subsidiary during a calendar year that is considered, in the U.S., as wages reportable under Section 6051(a)(3) of the Code or, outside the U.S., wages in such jurisdiction; provided, however, that for purposes of determining a Participant's Compensation, any election by such Participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code shall not be taken into account.

      (i) Disability: Inability to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which constitutes a permanent and total disability, as defined in Section 22(e)(3) of the Code (or any successor section thereto). The determination whether a Participant has suffered a Disability shall be made by the Committee based upon such evidence as it deems necessary and appropriate. A Participant shall not be considered disabled unless he or she furnishes such medical or other evidence of the existence of the Disability as the Committee, in its sole discretion, may require.

      (j) Disqualifying Disposition: As such term is defined in Section 10(f) of the Plan.

      (k) Effective Date: The date on which the Plan takes effect, as defined pursuant to Section 22 of the Plan.

      (l) Fair Market Value: On a given date, the average of the high and low prices of the Shares as reported on such date on the Composite Tape of the principal national securities exchange on which such Shares are listed or admitted to trading, or, if no Composite Tape exists for such national securities exchange on such date, then on the principal national securities exchange on which such Shares are listed or admitted to trading, or, if the Shares are not listed or admitted on a national securities exchange, the average of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted), or, if there is no market on which the Shares are regularly quoted, the Fair Market Value shall be the value established by the Committee in good faith. If no sale of Shares shall have been reported on such Composite Tape or such national securities exchange on such date or quoted on the National Association of Securities Dealer Automated Quotation System on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used.

     (m) Maximum Share Amount: Subject to Section 423 of the Code and Section 10(a) of the Plan, the maximum number of Shares that a Participant may purchase on any given Purchase Date, as determined by the Committee in its sole discretion.

      (n) Offering Date: The first date of an Offering Period.

      (o) Offering Period: An offering period described in Section 5 of the Plan.

      (p) Option: A stock option granted pursuant to Section 8 of the Plan.

      (q) Participant: An individual who is eligible to participate in the Plan pursuant to Section 6 of the Plan.

      (r) Participating Subsidiary: A Subsidiary of the Company that is selected to participate in the Plan by the Committee in its sole discretion.

      (s) Payroll Deduction Account: An account to which payroll deductions of Participants are credited under Section 10(c) of the Plan.

      (t) Person: As such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).

      (u) Plan: The 2000 Peak International Limited Employee Stock Purchase
  Plan.

      (v) Plan Broker: A stock brokerage or other financial services firm designated by the Committee in its sole discretion.

      (w) Purchase Date: The last date of an Offering Period.

      (x) Purchase Price: The purchase price per Share, as determined pursuant to Section 9 of the Plan.

      (y) Retirement: Termination of employment with the Company or a Subsidiary after such Participant has attained age 55 and five years of service with the Company; or, with the prior written consent of the Committee that such termination be treated as a Retirement hereunder, termination of employment under other circumstances.

      (z) Shares: Shares of common stock of the Company.

       (aa) Subsidiary: A subsidiary corporation, as defined in Section 424(f) of the Code or any successor section thereto.

3. Shares Subject to the Plan

   The total number of Shares which may be issued under the Plan is 200,000. The Shares may consist, in whole or in part, of unissued Shares, treasury Shares or Shares purchased on the open market. The issuance of Shares pursuant to the Plan shall reduce the total number of Shares available under the Plan.

4. Administration of the Plan

   The Plan shall be administered by the Committee. The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors). Subject to applicable law, the Committee may delegate its duties and powers under the Plan to such individuals as it designates in it sole discretion.

5.Offering Periods

   Offering Periods shall be of three month's duration and shall commence on a quarterly basis. Subject to Section 22 of the Plan, the first Offering Period shall commence on January 1, 2001 and end on March 31, 2001, and the final Offering Period under the Plan shall commence on September 1, 2010 and end on December 31, 2010. Notwithstanding the foregoing, the Committee may change the duration of any Offering Period in its sole discretion.

6.Eligibility

   Any individual who is an employee of the Company or of a Participating Subsidiary or of its parent is eligible to participate in the Plan, except for the following employees:

      (a) employees whose customary employment is twenty (20) hours or less per week within the meaning of Section 423(b)(4)(B) of the Code;

      (b) employees whose customary employment is for not more than five (5) months in any calendar year within the meaning of Section 423(b)(4)(C) of the Code;

      (c) employees who, if granted an option would immediately thereafter own stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the employer corporation or of its parent or Subsidiary corporation within the meaning of Section 423(b)(3) of the Code. For purposes of this Section 6(c) of the Plan, the rules of Section 424(d) of the Code shall apply in determining stock ownership of an individual, and stock which the employee may purchase under outstanding options shall be treated as stock owned by the employee; and

      (d) employees who have been employed less than three months.

7. Participation in the Plan

   The Committee shall set forth procedures pursuant to which Participants may elect to participate in a given Offering Period under the Plan. Once a Participant elects to participate in an Offering Period, such employee shall automatically participate in all subsequent Offering Periods, unless the employee (a) makes a new election or (b) withdraws from an Offering Period or from the Plan pursuant to Section 11 of the Plan.

8. Grant of Option on Enrollment

   Each Participant who elects to participate in a given Offering Period shall be granted (as of the Offering Date) an Option to purchase (as of the Purchase
Date) a number of Shares equal to the lesser of (i) the Maximum Share Amount or
(ii) the number determined by dividing the amount accumulated in such employee's payroll deduction account during such Offering Period by the Purchase Price.

9. Purchase Price

   The Purchase Price at which a Share will be sold for a given Offering Period, as of the Purchase Date, shall be eighty-five percent (85%) of the lesser of:

      (a) the Fair Market Value of a Share on the Offering Date; or

      (b) the Fair Market Value of a Share on the Purchase Date.

10. Payment of Purchase Price; Changes in Payroll Deductions; Issuance of
Shares

   Subject to Sections 11 and 12 of the Plan:

      (a) Payroll deductions shall be made on each day that Participants are paid during an Offering Period with respect to all Participants who elect to participate in such Offering Period. The deductions shall be made as a percentage of the Participant's Compensation in one percent (1%) increments, from one percent (1%) to twenty percent (20%) of such Participant's Compensation, as elected by the Participant; provided, however, that no Participant shall be permitted to purchase Shares under this Plan (or under any other "employee stock purchase plan" within the meaning of Section 423(b) of the Code, of the Company or its parent or any of its Subsidiaries) with an aggregate Fair Market Value (as determined as of each Offering Date) in excess of $25,000.00 for any one calendar year within the meaning of Section 423(b)(8) of the Code. For a given Offering Period, payroll deductions shall commence on the Offering Date and shall end on the related Purchase Date, unless sooner altered or terminated as provided in the Plan.

      (b) A Participant shall not change the rate of payroll deductions once an Offering Period has commenced. The Committee shall specify procedures by which a Participant may increase or decrease the rate of payroll deductions for subsequent Offering Periods.

      (c) All payroll deductions made with respect to a Participant shall be credited to his or her Payroll Deduction Account under the Plan and shall be deposited with the general funds of the Company, and no interest shall accrue on the amounts credited to such Payroll Deduction Accounts. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions. A Participant may not make any separate cash payment into his or her Payroll Deduction Account, and payment for Shares purchased under the Plan may not be made in any form other than by payroll deduction.

      (d) On each Purchase Date, the Company shall exercise all Options granted hereunder by applying all funds then in the Participant's Payroll Deduction Account to purchase Shares (in whole and/or fractional Shares, as the case may be) pursuant to the Option granted on the Offering Date. In the event that the number of Shares to be purchased by all Participants in one Offering Period exceeds the number of Shares then available for issuance under the Plan, (i) the Company shall make a pro rata allocation of the remaining Shares in as uniform a manner as shall be practicable and as the Committee shall determine to be equitable and (ii) all funds not used to purchase Shares on the Purchase Date shall be returned, without interest, to the Participant.

      (e) As soon as practicable following the end of each Offering Period, the number of Shares purchased by each Participant shall be deposited into an account established in the Participant's name with the Plan Broker. Unless otherwise permitted by the Committee in its sole discretion, dividends that are declared on the Shares held in such account shall be reinvested in whole or fractional Shares.

      (f) Once the holding period set forth in Section 423(a) of the Code (non U.S. residents may not be subject to the Internal Revenue Code, but are subject to any applicable local laws, rules, or regulations) has been satisfied with respect to a Participant's Shares, the Participant may (i) transfer his or her Shares to another brokerage account of Participant's choosing or (ii) request in writing that a stock certificate be issued to him or her with respect to the whole Shares in his or her Plan Broker account and that any fractional Shares remaining in such account be paid in cash to him or her. The Committee may require, in its sole discretion, that the Participant bear the cost of transferring such Shares or issuing certificates for such Shares. Any Participant who engages in a "Disqualifying Disposition" of his or her Shares within the meaning of
  Section 421(b) of the Code shall notify the Company of such Disqualifying Disposition in accordance with Section 20 of the Plan.

      (g) The Participant shall have no interest or voting right in the Shares covered by his or her Option until the Participant's Shares shall have been deposited in the Participant's account with the Plan Broker.

11. Withdrawal

   Each Participant may withdraw from an Offering Period or from the Plan under such terms and conditions as are established by the Committee in its sole discretion. Upon a Participant's withdrawal from an Offering Period or from the Plan, all accumulated payroll deductions in the Payroll Deduction Account shall be returned, without interest, to such Participant, and he or she shall not be entitled to any Shares on the Purchase Date or thereafter with respect to the Offering Period in effect at the time of such withdrawal. Such Participant shall be permitted to participate in subsequent Offering Periods pursuant to such terms and conditions established by the Committee in its sole discretion.

12. Termination of Employment

   A Participant shall cease to participate in the Plan upon his or her termination of employment for any reason (including, but not limited to, Retirement, death or Disability). In such event, all payroll deductions credited to the Participant's Payroll Deduction Account shall be returned, without interest, to such Participant or to his or her designated beneficiary, as the case may be, and such Participant or beneficiary shall have no future rights in any unexercised Options under the Plan.

13. Adjustments Upon Certain Events

   Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Options granted under the Plan:

      (a) Generally. In the event of any change in the outstanding Shares by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of Shares or other corporate exchange, or any distribution to stockholders of Shares other than regular cash dividends, the Committee in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan,
  (ii) the Purchase Price and/or (iii) any other affected terms of such Options.

      (b) Change in Control. In the event of a Change in Control, the Committee in its sole discretion and without liability to any person may take such actions, if any, as it deems necessary or desirable with respect to any Option as of the date of the consummation of the Change in Control.

14. Nontransferability

   No Options granted under the Plan shall be transferable or assignable by the Participant otherwise than by will or by the laws of descent and distribution, and Options shall only be exercisable, during the Participant's lifetime, by the Participant.

15. No Right to Employment

   The granting of an Option under the Plan shall impose no obligation on the Company or any Subsidiary to continue the employment of a Participant and shall not lessen or affect the Company's or Subsidiary's right to terminate the employment of such Participant.

16. Section 423 of the Code

   The Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code or any successor section thereto. Accordingly, all Participants shall have the same rights and privileges under the Plan, subject to any exceptions that are permitted under Section 423(b)(5) of the Code. Any provision of the Plan that is inconsistent with Section 423 of the Code or any successor provision shall, without further act or amendment, be reformed to comply with the requirements of Section 423. This Section 16 shall take precedence over all other provisions in the Plan.

17. Amendment or Termination of the Plan

   The Plan shall continue until the earliest to occur of the following: (a) termination of the Plan by the Board, (b) issuance of all of the Shares reserved for issuance under the Plan, (c) December 31, 2010, or (d) failure to satisfy the conditions of Section 22 of the Plan. The Board may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which, (a) without the approval of the stockholders of the Company, would (except as is provided in Section 13 of the Plan), increase the total number of Shares reserved for the purposes of the Plan or (b) without the consent of a Participant, would impair any of the rights or obligations under any Option theretofore granted to such Participant under the Plan; provided, however, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Options meeting the requirements of the Code or other applicable laws.

18. Tax Withholding

   The Participant's employer shall have the right to withhold from such Participant such withholding taxes as may be required by federal, state, local or other law, or to otherwise require the Participant to pay such withholding taxes. Unless the Committee specifies otherwise, a Participant may elect to pay a portion or all of such withholding taxes by (a) delivery of Shares or (b) having Shares withheld by the Company from the Shares otherwise to be received. The Shares so delivered or withheld shall have an aggregate Fair Market Value equal to the amount of such withholding taxes.

19. International Participants

   With respect to Participants who reside or work outside the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the requirements of local law.

20. Notices

   All notices and other communications hereunder shall be in writing and hand delivered or mailed by registered or certified mail (return receipt requested) or sent by any means of electronic message transmission with delivery confirmed (by voice or otherwise) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

                            Peak International Limited
                            Stock Administration
                            PO Box 1767
                            44091 Nobel Drive
                            Fremont, CA 94538

                                   Or

                            Peak International Limited
                            Stock Administration
                            Peak International, Limited
                            Units 3, 4, 5 and 7, 37th Floor, Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan N.T., Hong Kong

21. Choice of Law

   The Plan shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed in the State of California, without regard to conflicts of laws principles thereof.

22. Effectiveness of the Plan

   The Plan shall become effective on the date on which it is adopted by the Board (the "Effective Date"); provided, however, that the Plan must be approved within twelve (12) months before or after the Effective Date by the stockholders of the Company. The Company may commence payroll deductions on behalf of Participants pursuant to the Plan prior to such stockholder approval; provided, however, that the use of such payroll deductions to purchase Shares pursuant to the exercise of Options hereunder is contingent upon stockholder approval of the Plan. If stockholder approval of the Plan is not obtained prior to the first Purchase Date, the Plan shall terminate and all amounts withheld through payroll deduction or held in a Participant's Payroll Deduction Account shall be returned to such Participant, without interest.

                                                                         Annex B

                            AUDIT COMMITTEE CHARTER

Membership

   The Audit Committee shall be comprised of not less than three independent Board members, one of which shall be a regular Chairman. The members of the Audit Committee and its Chairman shall be designated by the Board. In the absence of the designated Chairman, Committee members shall elect an Acting Chairman. To be independent a Board member shall not have been an employee of the Company within the past five years; nor shall have accepted annual compensation in excess of $60,000 from the Company other than compensation for board service (either directly, or through a partnership or corporation in which he/she participates, nor shall have been a controlling shareholder or an executive officer of the Company); nor shall be an immediate family member of a person who is, or has been in any of the past five years, an executive officer of the Company; nor shall be an executive of another company where any of this Company's executives serve on that company's compensation committee. Each of the committee members shall be financially literate, or shall undertake to become financially literate within a reasonable time after appointment to the audit committee. Further, at least one member of the audit committee shall have accounting or related financial management expertise.

Quorum

   Two members.

Meetings

   As called or scheduled by the CEO, a member of the Board of Directors, the Committee Chairman or any two members.

Functions

 1. To recommend the appointment of independent accountants. Management's recommendation will be one factor for the Board and the Committee to consider. The Board is responsible for selection, evaluation, and, where appropriate, replacement of the auditor.

 2. To review the results of the independent accountants' audit of the Company and its world-wide business units for the preceding fiscal year, as well as the fees and expenses associated with the audit.

 3. To review the planned scope of audit by the independent accountants for the current fiscal year, including recommendations for areas of special emphasis when appropriate.

 4. To review the appraisal by the independent accountants of the Company's accounting function, including recommendations for change or improvements in administrative and internal control procedures, and management's responses to such recommendations.

 5. To review the Company's audited annual financial statements and notes thereto.

 6. To review and act upon, from time to time, management's recommendations and reports concerning accounting policies, new developments within the accounting and financial reporting fields, results of special audits, and significant pending litigation.

 7. To monitor the performance of the Company's Finance Department, including its independence and authority.

 8. To communicate directly and privately with the Chief Financial Officer, or any other person, with respect to control, accounting or finance matters.

 9. To obtain and review a formal written statement from the independent accountants delineating all relationships between them and the Company.

10. To actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and take such action as may be appropriate to ensure the independence of the outside auditor.

11. To discuss with the independent accountants, the quality of the Company's accounting principles as applied in its financial reporting.

                          PEAK INTERNATIONAL LIMITED
               (Incorporated in Bermuda with limited liability)

              FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING
                        (or at any adjournment thereof)

I/We (Note 1) _____________________________________________________________ of
___________________________________________________________________________ the
registered holder(s) of (Note 2) _______________________________shares par value US$0.01 per share each in the capital of Peak International Limited (the "Company"), HEREBY APPOINT (Note 3) ___________________________________________
of ___________________________________________________________________________
or failing him, the Chairman of the meeting, as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at The Waldorf Astoria, 301 Park Avenue, New York, NY 10022-6897 on September 13, 2000 at 10:00 a.m. (New York time) and in particular (but without limitation) at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as indicated below or, if no such indication is given as my/our proxy thinks fit. This proxy is solicited by and on behalf of the Board of Directors of Peak International Limited.


                          __ FOLD AND DETACH HERE __

____________________________________________________________________________________________________________________________________

1. To re-elect Douglas Broyles and    2. To authorize the directors    3. To receive the financial        4. To re-appoint Deloitte
   Christine Russell as directors.       to fix the remuneration of       statements and reports of          Touche Tohmatsu as
                                         the directors.                   the directors and independent      independent auditors
                                                                          auditors of the Company.           of the Company.
____________________________________________________________________________________________________________________________________

  FOR[_] AGAINST[_] ABSTAIN[_]       FOR[_] AGAINST[_] ABSTAIN[_]      FOR[_] AGAINST[_] ABSTAIN[_]     FOR[_] AGAINST[_] ABSTAIN[_]
____________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________

5. To authorize the directors to fix     6. To approve the 2000 Employee Stock    7.  To increase the number of Shares with
   the remuneration of the auditors         Purchase Plan.                            respect to which awards may be granted
   for fiscal 2001.                                                                   under the 1998 Share Option Plan.
____________________________________________________________________________________________________________________________________

    FOR [_] AGAINST [_] ABSTAIN [_]          FOR [_] AGAINST [_] ABSTAIN [_]             FOR [_] AGAINST [_] ABSTAIN [_]
____________________________________________________________________________________________________________________________________



Signature _______________________________   Signature ____________________________________   Date ________________________
Please sign exactly as name appears. If acting as attorney, executor, trustee or in other representative capacity, sign name and title.

                                                    __ FOLD AND DETACH HERE __

     Notes:

     1. Full name(s) and address(es) should be inserted in BLOCK CAPITALS.

     2. Please insert the number of shares of par value US$0.01 per share each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

     3. Please insert the name and address of the proxy. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL, SUBJECT TO THE LIMITATION SET OUT BELOW, ACT AS YOUR PROXY. Under the Company's Bye-laws, a resolution put to the meeting will be decided on a show of hands unless a poll is properly demanded. On a show of hands, every member present in person or (being a corporation) by a duly authorized representative or by proxy will have one vote. AS THE CHAIRMAN OF THE MEETING IS ONLY ABLE TO EXERCISE ONE VOTE ON A SHOW OF HANDS, HE WILL USE THE VOTE FOR THOSE MEMBERS WHO WISH TO VOTE FOR ANY OR ALL OF THE RESOLUTIONS PUT TO THE MEETING. IF YOU WISH TO VOTE AGAINST ANY OR ALL OF THE RESOLUTIONS PUT TO THE MEETING, YOU MUST APPOINT A PERSON OTHER THAN THE CHAIRMAN OF THE MEETING TO ACT AS YOUR PROXY.

     4. IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION PLEASE TICK IN THE RELEVANT BOX MARKED "ABSTAIN". Failure to tick any box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put out to the meeting other than those referred to in the notice convening the meeting.

     5. This form of proxy must be signed by you or your attorney duly authorized in writing, in the case of a corporation, must be either under its seal or under the hand of an officer, attorney or other person duly authorized.

     6. In the case of joint holders, any one of such joint holders may vote, either in person or by proxy, at the meeting, but if more than one of the joint holders are present at the meeting, the vote of a senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the Register of Members of the Company.

     7. In order to be valid, this form of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of authority, must be deposited at ChaseMellon Shareholder Services, Proxy Processing, Church Street Station, P.O. Box 1675, New York, NY 10277-1675 not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).

     8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.

     9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.